Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Hall of Fame Resort & Entertainment Company (the “Company”) on Form S-1 pursuant to Rule 462 (b) under the Securities Act of 1933, as amended, of our report dated March 10, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of HOF Village, LLC and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, appearing in the Registration Statement of Hall of Fame Resort & Entertainment Company on Form S-1 (File No. 333-249133).

/s/ Marcum llp

Marcum llp

New York, NY

November 16, 2020